File No. 812-13535

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED APPLICATION PURSUANT TO

SECTION 61(a)(3)(B) OF

THE INVESTMENT COMPANY ACT OF 1940

FOR AN ORDER OF THE COMMISSION

APPROVING A PROPOSAL TO GRANT CERTAIN

STOCK OPTIONS TO NON-EMPLOYEE DIRECTORS

UNDER A STOCK OPTION PLAN

Submitted By

AMERICAN CAPITAL, LTD.

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Comments and Questions Should Be Directed to:

Samuel A. Flax, Esq.

Executive Vice President & General Counsel

American Capital, Ltd.

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Page 1 of 27 sequentially numbered pages.

Exhibit Index appears on sequential page number 16.

Date: January 25, 2010

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

AMENDED APPLICATION
PURSUANT TO SECTION 61(a)(3)(B) OF
In the Matter of	THE INVESTMENT COMPANY ACT
OF 1940 FOR AN ORDER OF THE
American Capital, Ltd.	COMMISSION APPROVING A PROPOSAL
2 Bethesda Metro Center	TO GRANT CERTAIN STOCK OPTIONS
14th Floor	TO NON-EMPLOYEE DIRECTORS UNDER
Bethesda, Maryland 20814	A STOCK OPTION PLAN

File No. 812-13535

American Capital, Ltd. (the “Company”), a business development company (“BDC”) within the meaning of Section 2(a)(48) of the Investment Company Act of 1940, as amended1 (the “1940 Act”), hereby submits this amended application (“Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 61(a)(3)(B) of the 1940 Act, approving (1) the Company’s proposal to grant certain stock options under the Company’s 2009 Stock Option Plan (the “Plan”) to directors of the Company who are not also employees or officers of the Company (collectively, “Non-employee Directors”) to purchase shares of the Company’s common stock (“Shares”), par value $0.01 per share (the “Common Stock”), with such grants being made available beginning on the date that the Commission issues an order granting the relief sought herein (the “Order Date”); and (2) subsequent to the Order Date, grants of stock options to each new Non-employee Director who may be elected or appointed in the future to the Company’s Board of Directors (the “Board”) and has not been an employee of the Company at any time during

[1]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

the two-year period preceding the date on which an option is granted to such Non-employee Director. A copy of the Plan is attached hereto as Exhibit C. The order sought hereby will be consistent with the Commission’s orders pursuant to Section 61(a)(3)(B) approving certain stock option plans and stock options granted to non-employee directors of the Company and other BDCs. See, e.g., American Capital Strategies, Ltd., Investment Company Act Release Nos. 28001 (Sep. 27, 2007) (Notice) and 28020 (Oct. 24, 2007) (Order); Gladstone Capital Corporation, Investment Company Act Release Nos. 25881 (Jan. 3, 2003) (Notice) and 25917 (Jan. 29, 2003) (Order); Utek Corporation, Investment Company Release Nos. 25468 (March 20, 2002) (Notice) and 25529 (April 16, 2002) (Order); and Medallion Financial Corp., Investment Company Act Release Nos. 24342 (March 17, 2000) (Notice) and 24390 (April 12, 2000) (Order).

THE COMPANY

The Company, a Delaware corporation, was incorporated in 1986 to provide financial advisory services to and invest in small and medium sized businesses. On August 29, 1997, the Company completed an initial public offering of 10,382,437 Shares and simultaneously became a non-diversified, closed end investment company that has elected to be treated as a BDC under the 1940 Act. On October 1, 1997, the Company began operations so as to qualify to be taxed as a regulated investment company as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code. As contemplated by these transactions, the Company materially changed its business plan and format from structuring and arranging financing for buyout transactions on a fee-for-services basis to being primarily a lender to and investor in small and medium sized companies. The Common Stock is traded on the NASDAQ Global Select Market under the symbol “ACAS.”

The Company’s primary business objectives are to increase its net operating income and net asset value by investing its assets in senior debt, subordinated debt, with and without detachable warrants, and equity of small to medium sized businesses with attractive current yields and potential for equity appreciation. It has grown significantly since its initial public offering and is now the largest BDC and the largest U.S. publicly traded private equity fund. The Company’s investments in portfolio companies typically range from $5 million to $400 million. Its debt investments typically mature in five to ten years, and require periodic interest payments. The Company also invests in preferred stock and common stock of many of its portfolio companies. In addition, the Company has begun an alternative asset management business, which involves the management of private investment funds through subsidiaries or portfolio companies and has a total of $11 billion under management.

THE COMPANY’S MANAGEMENT AND BOARD OF DIRECTORS

The Company is internally managed with a nine member Board (with one current vacancy) and a senior management staff consisting of eight executive officers (one of whom is also a director). Seven of the eight current members of the Board are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act of the Company (“Disinterested Directors”). All of the current Non-employee Directors of the Company are Disinterested Directors. The Company’s investment decisions are either made by the Board, based on recommendations of the executive officers of the Company, or, for investments that meet certain objective criteria established by the Board, by the executive officers of the Company, under authority delegated by the Board. The Company does not have an external “investment adviser” within the meaning of Section 2(a)(20) of the 1940 Act.

In addition to approving investment decisions, the Company’s directors are actively involved in the oversight of the Company’s affairs and the Company relies extensively on the judgment and experience of its directors. Quarterly in-person meetings of the Board are generally held at the Company’s executive offices in Bethesda, Maryland. These meetings are lengthy and comprehensive. The Board also meets by telephone conference call on a monthly basis to hear reports on the prior month’s investing activities and on other occasions as needed. During the calendar year that ended December 31, 2008, the Board held twenty-six (26) formal meetings.

Generally, at each quarterly Board meeting, the directors consider proposed investments and discuss the Company’s financial and operating performance during the preceding quarter, current performance through the date of the meeting and projections for future performance and consider strategic issues involving the Company. As part of the Board’s analysis of financial and operating performance, the Board values the Company’s assets on a quarterly basis, generally during the regular quarterly Board meetings. Additionally, the directors may declare any quarterly dividends and discuss other matters, including: (i) the annual budget and operating plans and any revisions thereto; (ii) credit and loan policies; (iii) marketing; (iv) leverage, asset and liability management; (v) funding, liquidity and capital resources; (vi) stockholder relations; and (vii) legal, accounting, taxation, regulatory and compliance matters. At the regular telephonic meetings, the Board primarily considers reports on investing activities and investment proposals, and it also addresses other current or pending issues.

In addition to their duties as directors generally, the Company and its management relies on the Non-employee Directors for, among other things, guidance and advice on operational issues, underwriting policies, credit policies, asset valuation and strategic direction. Management also regularly communicates with the Non-employee Directors on an individual basis, in order to solicit their ideas and advice with respect to prospective investments and transactions, and operational matters.

In addition to attending Board meetings, the Non-employee Directors also serve on the three committees of the Board; namely, the Executive Committee (the “Executive Committee”), the Audit and Compliance Committee (the “Audit Committee”) and the Compensation and Corporate Governance Committee (the “Compensation Committee”). The Audit Committee is comprised of three directors, each of whom is a Non-employee Director. During the calendar year that ended December 31, 2008, the Audit Committee held sixteen (16) meetings. The core functions of the Audit Committee are to make recommendations as to the engagement or termination of the Company’s outside auditors, to review the overall audit plan, to determine whether the plan is appropriate and to recommend improvements, to review the external audit, to review internal accounting controls, to review the quality of internal reporting, to review the quarterly valuation of the Company’s portfolio as proposed by management and to make a recommendation with regard to it to the Board, to review the Company’s loan underwriting procedures and the Company’s asset valuation procedures, to supervise the Company’s internal audit function and internal auditor, including compliance with the internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, and to review the Company’s compliance with ethics and securities laws, including receiving regular reports from the Company’s Chief Compliance Officer.

The Compensation Committee is composed of three directors, each of whom is a Non-employee Director. During the calendar year that ended December 31, 2008, the Compensation Committee held seventeen (17) meetings. The Compensation Committee’s primary responsibilities are to approve or disapprove of the Company’s compensation policies and arrangements for senior management, to monitor and make recommendations regarding the Company’s corporate governance practices and procedures, and to monitor portfolio companies that are included on the Company’s situation report. Additionally, the Compensation Committee serves as the Board’s standing nominating committee and as the administrator of the Company’s option plans for employees, in which essentially all employees of the Company participate, and of the Company’s bonus program for employees.

The Company’s Executive Committee is composed of three directors, two of whom are Non-employee Directors. During the calendar year ended December 31, 2008, the Executive Committee had four (4) formal meetings. The Executive Committee is on call to meet when a full meeting of the Board is not practicable. In addition, the Executive Committee has served as the plan committee for the existing option plan for Non-employee Directors, although Non-employee Directors who are members of the Executive Committee have not participated in decisions directly affecting their options.

THE NON-EMPLOYEE DIRECTORS

The following persons are the current Non-employee Directors of the Company:

1.	Mary C. (“Molly”) Baskin.

Ms. Baskin has been Managing Director of the Ansley Consulting Group, a retained executive search firm, since 1999. From 1997 to 1999, Ms. Baskin served as Partner of Quayle Partners, a start-up consulting firm that she helped found. From 1996 to 1997, Ms. Baskin served as Vice President and Senior Relationship Manager for Harris Trust and Savings Bank. From 1990 to 1996, Ms. Baskin served as Director, Real Estate Division and Account Officer, Special Accounts Management Unit, for the Bank of Montreal.

2.	Neil M. Hahl.

Mr. Hahl is a general business consultant. He was President of The Weitling Group, a business consulting firm, from 1996 to 2001. From 1995 to 1996, Mr. Hahl served as Senior Vice President of the American Financial Group. From 1982 to 1995, Mr. Hahl served as Senior Vice President and Chief Financial Officer of The Penn Central Corporation.

3.	Philip R. Harper.

Mr. Harper retired in 2008 as the Chairman of US Investigations Services, Inc., a private investigations company. He began his service as Chairman in 1996. From 1996 to 2005, he was also the Chief Executive Officer and President of US Investigations Services, Inc. From 1991 to 1994, Mr. Harper served as President of Wells Fargo Alarm Services. From 1988 to 1991, Mr. Harper served as President of Burns International Security Services—Western Business Unit. Mr. Harper served in the U.S. Army from 1961 to 1982, where he commanded airborne infantry and intelligence units.

4.	John A. Koskinen.

Mr. Koskinen has served as Non-Executive Chairman of the Board of Directors of Freddie Mac since August 2009. Mr. Koskinen was previously the interim Chief Executive Officer of Freddie Mac from March 2009 to August 2009, after serving as its Non-Executive Chairman since September 2008. He has also been a member of the Board of Directors of AES Corporation since 2004. From 2004 to 2008, he was President of the United States Soccer Foundation. Mr. Koskinen was previously the Chairman of the Board of Trustees of Duke University and President of The Palmieri Company, a company that restructured large, troubled operating companies. From 2000 to 2003, Mr. Koskinen served as Deputy Mayor and City Administrator of the District of Columbia. From 1994 to 2000, Mr. Koskinen served in the White House as Deputy Director for Management of the Office of Management and Budget and Assistant to the President and Chair of the President’s Council on Year 2000 Conversion.

5.	Stan Lundine.

Mr. Lundine has served as Of Counsel of the law firm of Sotir and Goldman since 1995. From 1995 to 2008, he was also Executive Director of the Chautauqua County Health Network. From 1987 to 1994, he was the Lieutenant Governor of the State of New York. From 1976 to 1986, Mr. Lundine served as a member of the U.S. House of Representatives. Mr. Lundine is a Director of John G. Ullman and Associates, Inc. and is a member of the Advisory Board of M&T Bank.

6.	Kenneth D. Peterson, Jr.

Mr. Peterson has been Chief Executive Officer of Columbia Ventures Corporation, a private equity firm holding interests in domestic and international telecommunications specialty chemicals, energy, medical and other industries, since 1988. He is a member of the Board of Directors of Metro One Telecommunications, Inc., Washington Policy Center and One Communications Corp.

7.	Alvin N. Puryear.

Dr. Puryear is a management consultant who specializes in businesses with high-growth potential. From 1970 to 2007, Dr. Puryear was on the faculty of Baruch College of the City University of New York where he was the Lawrence N. Field Professor of Entrepreneurship and Professor of Management. Prior to 1970, Dr. Puryear held executive positions in finance and information technology with the Mobil Corporation and Allied Chemical Company, respectively. He is also a member of the Board of Directors of the Bank of Tokyo-Mitsubishi UFG Trust Company and American Capital Agency Corp.

THE COMPANY’S EXECUTIVE COMPENSATION PROGRAMS

The skill and experience of the Company’s management and Board are critical to the Company’s success. Officers and employees of the Company receive cash compensation and benefits in the form of salaries, medical and life insurance benefits, and paid vacation and holiday time. Officers and employees, including directors who are employees, are eligible or have been eligible to receive stock options under the Company’s 1997 Stock Option Plan, 2000 Employee Stock Option Plan, 2002 Employee Stock Option Plan, 2003 Employee Stock Option Plan, 2004 Employee Stock Option Plan and 2005 Employee Stock Option Plan (collectively, the “Employee Plans”). In addition, officers and employees are eligible to receive options under the Company’s 2006 Stock Option Plan (the “2006 Option Plan”) and the 2007 Stock Option Plan (the “2007 Option Plan”), and the 2008 Stock Option Plan (the “2008 Option Plan and collectively with the 2006 Option Plan, and the 2007 Option Plan, the “Joint Plans”) and the Plan. Non-employee Directors are not permitted to participate in the Employee Plans.

The Non-employee Directors receive a $100,000 per year retainer payment and $3,000 for each Board or committee meeting or other designated Board-related meeting attended, and they are reimbursed for expenses relating thereto. Non-employee Directors who chair a committee of the Board receive an additional $10,000 retainer per year. Non-employee Directors who serve as directors on the boards of portfolio companies also receive an annual retainer from the Company set at $30,000 per board, in lieu of any payment from the portfolio company. (The fee paid to Non-employee directors serving on the board of a portfolio company that is public is adjusted to reflect the fee paid to the portfolio company’s independent directors.) In 2006, the Company established a Disinterested Director Retention Plan whereunder, subject to certain restrictions and vesting requirements, Non-employee Directors are generally entitled to receive a payment upon termination of service as a director equal to a multiple of the number of years of service as a Non-employee Director and the retainer payment then in effect. In December 2008, the Board voted to terminate further accruals of benefits under the Disinterested Director Retention Plan. Also, to the extent they meet eligibility requirements, including the issuance of necessary orders by the Commission, and there are options available for issuance to them, the Non-employee Directors have been entitled to participate in the Company’s 1997 Disinterested Director Stock Option Plan (the “1997 Disinterested Director Plan”), which was approved by the Commission on May 11, 1999, in Investment Company Act Release No. 23830, the Company’s 2000 Disinterested Director Stock Option Plan (the “2000 Disinterested Director Plan” and together with the 1997 Disinterested Director Plan, the “Disinterested Director Plans”), which was approved by the Commission on February 28, 2006, in Investment Company Act Release No. 27254, the 2006 Option Plan, for which the Commission approved the issuance of options to Non-employee Directors on February 16, 2007, in Investment Company Act Release No. 27702, the 2007 Option Plan, for which the Commission approved the issuance of options to Non-employee Directors on October 24, 2007, in Investment Company Release No. 28020 and the 2008 Stock Option Plan, for which the Commission approved the issuance of options to Non-employee Directors on September 30, 2009, in Investment Company Act Release No. 28935 (the Disinterested Directors Plans, the Joint Plans and the Employee Plans are collectively referred to herein as, the “Other

Plans”).2 In March 2009, the Compensation Committee concluded that given the changes in the Company’s business since the 2008 Option Plan had been approved by the Board and the stockholders and considering the responsibilities of the Board that it was necessary and appropriate for the Board to have additional opportunities to participate in stock-based compensation. Thus, the Compensation Committee recommended and the Board approved the establishment of the Plan and the participation by the Non-employee Directors therein, pursuant to Section 61(a)(3)(B) of the 1940 Act, in order to allow the Company to continue to attract and retain highly qualified and motivated Non-employee Directors to assist the Company in its development. The Company proposes to implement participation by the Non-employee Directors in the Plan to supplement the Disinterested Director Plans and the Joint Plans. The Company does not have a profit-sharing plan as described in Section 57(n) of the 1940 Act and, because it has no investment adviser, pays no compensation described in Section 205(a)(1) of the Investment Advisers Act of 1940 (“Advisers Act”).

The Company submitted the Plan to the Company’s stockholders for approval at the annual meeting of stockholders held on June 11, 2009, where it was approved by 65.9% of the Shares voted at the meeting with regard to the Plan. As required by Section 61(a)(3)(B) of the 1940 Act, the Company is applying herein for an order of the Commission approving the Company’s proposal to grant certain stock options to Non-employee Directors under the Plan.

APPLICABLE STATUTORY PROVISIONS

Section 61(a)(3)(B) of the 1940 Act provides, in pertinent part, that a BDC may issue to its non-employee directors options to purchase its voting securities pursuant to an executive compensation plan if certain conditions are met. These conditions are:

(1) that the options expire by their terms within ten years (Sections 61(a)(3)(A)(i) and 61(a)(3)(B)(i)(II));

(2) that the exercise price of the options is not less than the current market value of the underlying voting securities at the date of the issuance of the options, or if no such market value exists, the then current net asset value of such underlying voting securities (Sections 61(a)(3)(A)(iii) and 61(a)(3)(B)(i)(II));

(3) that the proposal to issue such options is authorized by the company’s stockholders, and is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of the company or its stockholders (Section 61(a)(3)(B)(i)(II));

(4) that the options are not transferable except for disposition by gift, will or intestacy (Section 61(a)(3)(B)(ii));

[2]

The 1997 Disinterested Director Plan has expired, and, therefore, no additional options may be issued under it. The 2000 Disinterested Director Plan, the 2006 Option Plan and the 2007 Option Plan have been amended so that no further options will be awarded to Non-employee Directors under any of them.

(5) that no investment adviser of the company receives any compensation described in Section 205(a)(1) of the Advisers Act (e.g., “performance-based” compensation), except to the extent permitted by Section 205(b)(1) or (2) thereunder (Section 61(a)(3)(B)(iii)); and

(6) that the company does not have a profit-sharing plan described in Section 57(n) of the 1940 Act (Section 61(a)(3)(B)(iv)).

In addition, Section 61(a)(3) of the 1940 Act provides that the amount of the BDC’s voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed 25 per centum of the BDC’s outstanding voting securities, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to the BDC’s directors, officers, and employees pursuant to any executive compensation plan, meeting the requirements of Section 61(a)(3)(B), would exceed 15 per centum of the BDC’s outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance shall not exceed 20 per centum of the outstanding voting securities of the BDC.

Section 57(a)(4) of the 1940 Act, and Rule 17d-1 thereunder (as made applicable to BDC’s by Section 57(i) of the 1940 Act), taken together, generally prohibit a director of a BDC, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant. Notwithstanding Section 57(a)(4), however, Section 57(j)(1) of the 1940 Act expressly permits any director of a BDC to acquire options to purchase voting securities of the BDC, and securities issued on the exercise thereof, pursuant to an executive compensation plan offered by the BDC that meets the requirements of Section 61(a)(3)(B) of the 1940 Act.

Section 63(3) of the 1940 Act permits a BDC to sell its common stock at a price below current net asset value upon the exercise of any option issued in accordance with Section 61(a)(3) of the 1940 Act.

THE COMPANY’S STOCK OPTION PLANS

Subject to the Commission issuing an order on the Application, the Company will provide its Non-employee Directors with the opportunity to acquire additional Shares through the exercise of options issued under the Plan. The Plan provides the Company’s Non-employee Directors with at-risk compensation and a direct stake in the Company’s success and helps to ensure a closer identification of their personal interests with those of the Company and its stockholders.

The Board unanimously approved the Plan at a meeting of the Board held on April 6, 2009, including the affirmative vote of a majority of the Disinterested Directors.3 As noted above, the Company’s stockholders reviewed and approved the Plan at the 2009 Annual Meeting of Stockholders held on June 11, 2009.

[3]

At a Board meeting held on January 14, 2010, the Board approved an amendment to the Plan. At such Meeting, the Board determined that the amendment did not require stockholder approval under Section 10 of the Plan or applicable law or NASDAQ listing requirements. The Company acknowledges that the Commission is not taking a position as to whether the Company is required to seek stockholder approval for the amendment. Excerpts of the Board’s resolutions adopted on January 14, 2010, evidencing the Board’s adoption of amendments to the Plan and the Board’s determination as to whether stockholder approval is required, is attached as Exhibit B to the Application.

The Employee Plans, the Joint Plans and the Plan

A maximum of 82,044,804 Shares, in the aggregate, have been subject to issuance under the Employee Plans, the Joint Plans and the Plan to officers and employees. As of September 30, 2009, options to purchase 9,679,237 of such Shares have been exercised, options for 49,200,992 Shares have been issued and are outstanding but not exercised and options may be issued for an additional 23,171,928 Shares. The remaining 72,372,920 Shares subject to issuance to officers and employees under the Employee Plans, the Joint Plans and the Plan represent 24.7 % of the 292,890,453 Shares outstanding as of September 30, 2009.

Disinterested Director Plans, the 2006 Option Plan, the 2007 Option Plan and the 2008 Option Plan

A maximum of 1,770,000 Shares, in the aggregate, have been subject to issuance under the Disinterested Director Plans, the 2006 Option Plan, the 2007 Option Plan and the 2008 Option Plan to Non-employee Directors. As of September 30, 2009, options to purchase 120,000 Shares have been exercised and options for 1,446,250 Shares have been issued and are outstanding but not exercised. As a result of amendments to the 2000 Disinterested Director Plan, the 2006 Option Plan and the 2007 Option Plan, no additional Options will be issued to Non-employee Directors under those plans. Two of the existing Non-employees Directors have been granted options for a total of 223,750 Shares under the Disinterested Director Plans, the 2006 Option Plan, the 2007 Option Plan and the 2008 Option Plan, the Non-employee Director who joined the Board in 2007 has been granted options for 203,750 Shares under the Disinterested Director Plans, the 2006 Option Plan, the 2007 Option Plan and the 2008 Option Plan and each of the other four Non-employee Directors, who have served on the Board since 1998 or earlier, have been granted options for a total of 228,750 Shares under the Disinterested Director Plan, the 2006 Option Plan, the 2007 Option Plan and the 2008 Option Plan. The 1,446,250 Shares subject to issuance to Non-employee Directors upon the exercise of outstanding Options under the Disinterested Director Plans, the 2006 Option Plan, 2007 Option Plan and the 2008 Option Plan represent 0.5% of the 292,890,453 Shares outstanding as of September 30, 2009. To the extent the number of Shares that would be issued upon the exercise of options issued under the Other Plans and the Plan exceeds 15% of the Company’s outstanding voting securities, the Company will comply with the 20% limit in section 61(a)(3) of the Act.

The Plan

Under the Plan, a maximum of 750,000 Shares, in the aggregate, may be issued to Non-employee Directors. The 750,000 Shares subject to issuance under the Plan represent 0.3% of the 292,890,453 Shares outstanding as of September 30, 2009.

Under the Plan, options to purchase 93,750 Shares may be issued to any one Non-employee Director. The Plan provides that on the Order Date, options for 93,750 Shares will be granted to each of the seven Non-employee Directors who was a member of the Board as of June 11, 2009 (the “Initial Grants”), provided that the Non-employee Director is a member of the Board on the Order Date. These options will be deemed to vest in three equal parts on each of the first three anniversaries of June 11, 2009, or, if the Order Date is after any of such anniversaries, the options that would have vested on such an anniversary will instead be deemed to vest on the Order Date and will expire on June 11, 2019. In the event that any person becomes a Non-employee Director after June 11, 2009, they will automatically receive an option grant to purchase 93,750 Shares (such grant being an “Other Grant”), if and to the extent that there are options available for grant to Non-employee Directors under the Plan. Each Other Grant will be effective on the later of the date they become a Non-employee Director and the Order Date. The options issued under the Other Grants will be deemed to vest in three equal parts on the first three anniversaries of the date that the person becomes a Non-employee Director, or, if the Order Date is after any such anniversaries, the options that would have vested on any such anniversary shall vest on the Order Date and shall expire on the tenth anniversary of the date the person became a Non-employee Director. The exercise price of the options included in the Initial Grants and the Other Grants will be the Fair Market Value of the Common Stock (as defined in the Plan) on the Order Date or, in the case of Other Grants granted later then the Order Date, the Fair Market Value of the Common Stock on the date of the Other Grant.

The Plan provides that a committee of the Board may be appointed by the Board to administer the provisions of the Plan relating to the Non-employee Directors (the “Non-employee Director Committee”). However, the functions of the Non-employee Director Committee will be solely administrative in nature, as the terms of the options to be granted to the Non-employee Directors are specified in the application and in Article 6 of the Plan.

Under the terms of the Plan, the options that may be granted to Non-employee Directors are subject to the following limitations: (1) the exercise price of such options shall be the “Fair Market Value,” as defined in the Plan; (2) the Initial Grants will expire on June 11, 2019, and the Other Grants will expire on the tenth anniversary of the date the person became a Non-employee Director; (3) the Initial Grants and the Other Grants will vest and become exercisable in accordance with Sections 6.6 and 6.7 of the Plan (as summarized above); (4) the options may not be assigned or transferred other than by will or the laws of descent and distribution; (5) in the event of the death or Disability (as defined in the Plan) of a Non-employee Director during such director’s service as a director, all such director’s unexercised options shall immediately become exercisable and may be exercised (by such director’s personal representative in the event of death) for a period of three years following the date of such death or one year following the date of such Disability, but in no event after the respective expiration dates of such options; (6) in the event of the termination of a Non-employee Director’s service as a director for Cause (as defined in the Plan), any options held by such director not theretofore exercised shall terminate immediately upon such termination of service as a director and may not be exercised thereafter; (7) if a Non-employee Director’s service as a director is terminated for any reason other than by his or her death or Disability or by the Company for Cause, his or her options, to the extent then exercisable, may be exercised within one year immediately following the date of termination, but in no event after the respective expiration date of such options; and (8) the price of the Common Stock purchased pursuant to the options and any withholding tax obligation must be paid in cash. Although the Plan permits the exercise price of the options or the withholding tax to be paid by in Shares or, in the case of the exercise price, by surrender of exercisable options, Section 23(c) of the 1940 Act prohibits the Company from accepting Common Stock or the surrender of options as a means for paying the exercise price of options or withholding tax without exemptive relief. For purposes of the Plan, “Fair Market Value” is defined as the value of the Common Stock as of any date, determined as follows: (a) if the Common Stock is listed on any established exchange or traded on the NASDAQ Global Select

Market, the Fair Market Value will be the closing sales price for the Common Stock as quoted on such exchange or market (or, if the Common Stock is traded on multiple exchanges or markets, the exchange or market with the greatest volume of trading in the Common Stock) on the date on which an option is granted under the Plan, as reported in the The Wall Street Journal or such other source as the Board deems reliable; or (b) in the absence of closing sales prices on such exchanges or markets for the Common Stock, the Fair Value Market Value will be determined in good faith by the Board, but in no event will be less than the current net asset value of the Common Stock.

The Plan also provides that upon the occurrence of certain changes in the Common Stock, such as a stock dividend, stock split or recapitalization, the Option Price of outstanding options may be adjusted by the Committee. Section 11 of the Plan, in part, provides that the Committee may modify, extend, and renew outstanding options and grant options in substitution for stock appreciation rights and other types of options. The Committee, however, will not adjust the exercise price of options granted under the Plan or engage in any of the activities specified in Section 11 of the Plan, unless the Company receives written confirmation from the staff of the Commission or an order from the Commission that the Company may do so.

The Plan will expire on April 6, 2019. The Board will have authority to amend the Plan. However, amendments required to be approved by the stockholders or the Commission — under the laws of Delaware, the rules of The Nasdaq Stock Market, the applicable provisions of the 1940 Act (including Section 61), or in order to comply with the exemptions set forth in Rule 16b-3 under the Securities Exchange Act of 1934 — will not be effective until so approved. In addition, each option holder must approve any amendment to the Plan that affects his or her rights or obligations under any option granted prior to the date of such amendment. The Plan will not be materially modified from the description in this Application without obtaining an order from the Commission or approval of the Commission staff.

The exact magnitude of the dilutive or accretive effect of options issued to Non-employee Directors under the Plan on the net asset value of Common Stock of the Company is impossible to predict because the amount of the dilution or accretion will depend upon the exercise price of the options (i.e., the fair market value of Common Stock on the Order Date), as well as on the net asset value of Shares and the number of Shares outstanding on the date the options are exercised. Nevertheless, given the relatively small amount of Common Stock issuable upon exercise of the options, the exercise of options pursuant to the Plan would not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of the Common Stock of the Company.

DISCUSSION

The proposal to grant certain options to Non-employee Directors under the Plan for which approval is sought by this Application meets all the requirements of Section 61(a)(3)(B) of the 1940 Act. Specifically, the Plan provides such options:

(i)	Will expire by their terms within ten years from the date of the grant;

(ii)	Will have an exercise price not less than the current market value of the Common Stock at the date of issuance of the option, or if no market value exists, the current net asset value per Share;

(iii)	Will be issued pursuant to the Plan, an executive compensation plan that has been authorized by the stockholders of the Company and will be approved by order of the Commission prior to the date of any issuance of options under the Plan; and

(iv)	Will be non-transferable except for disposition by will or intestacy.

Moreover, the Company is managed by its own officers and directors and has no investment adviser within the meaning of Section 2(a)(20) of the 1940 Act who receives performance-based compensation described in Section 205 of the Advisers Act; and, as previously discussed, the Company does not have a profit-sharing plan of the type described in Section 57(n) of the 1940 Act.

As of September 30, 2009, the Company had 292,890,453 Shares outstanding4 and (assuming the obtaining of the requested approval of the Commission of the Plan), the maximum number of voting securities of the Company that would result from the exercise of all outstanding options issued and all options issuable to the Company’s directors, officers and employees under the Plan and the Other Plans would be 72,372,920 Shares, or 24.7% of the outstanding voting securities as of September 30, 2009. As of September 30, 2009, however, options to purchase only 49,200,992 Shares were outstanding, representing 16.8% of the Company’s outstanding voting securities.

As of September 30, 2009, the Company had no outstanding warrants, options, or rights to purchase its voting securities, other than the outstanding options issued to its directors, officers and employees under the Other Plans and the Plan. No such securities (other than the aforementioned options) are available under any of the Company’s executive compensation programs. Thus, as of September 30, 2009, the amount of the Company’s voting securities that would result from the exercise of all outstanding options issued to the Company’s directors, officers, and employees under the Other Plans and the Plan would be 49,200,992 Shares, or 16.8% of the Company’s outstanding voting securities. To the extent the number of Shares that would be issued upon the exercise of options issued under the Other Plans and the Plan exceeds 15% of Company’s outstanding voting securities, the Company will comply with the 20% limit in section 61(a)(3) of the Act.

As noted above, the maximum number of voting securities that would result from the exercise of all outstanding options issued and all options issuable to the Company’s directors, officers, and employees under the Other Plans and the Plan equals 24.7% of the Company’s outstanding voting securities. The 750,000 Shares that would result from the exercise of all options issuable to Non-employee Directors under the Plan would represent, as of September 30, 2009, only 0.3% of the Company’s outstanding voting securities. Thus, the issuance of the options to Non-employee Directors under the Plan would not cause the restrictions in Section 61(a)(3) of the Act to be exceeded.

[4]	The Common Stock constitutes the only voting security of the Company currently outstanding.

The options granted under the Plan to Non-employee Directors will vest according to the respective schedules for the Initial Grants and the Other Grants, and, thus, the Plan would provide Non-employee Directors with an incentive to remain directors of the Company. The options granted pursuant to the Plan have no value unless the price of the Common Stock exceeds the exercise price of the option. Thus, Non-employee Directors who receive grants of options pursuant to the Plan will benefit from them only to the extent that the Company’s business succeeds, and the market value of the Common Stock increases and remains above the exercise price of the options.

The Company believes that the options to be granted to its Non-employee Directors will provide significant at-risk incentives to the Non-employee Directors to remain on the Board and to devote their best efforts to ensure the success of the Company’s business in the future, as they have done in the past. The options will only have value to the extent the Company is able to increase the market value of the Common Stock above the exercise price of the options. The options will also provide a means for the Non-employee Directors to increase their ownership interests in the Company, thereby helping to ensure close identification of their interests with those of the Company and its stockholders. By providing incentives in the form of such stock options to its Non-employee Directors, the Company will be better able to maintain continuity in the membership of its Board and to attract, when necessary, and to retain as directors the highly experienced, successful and dedicated business and professional people that are critical to the Company’s success as a BDC.

Commission approval of grants of options to Non-employee Directors by the Committee on the terms set forth herein, without the necessity of future applications to the Commission for approval on a person-by-person basis, is appropriate under the circumstances described herein. The exercise price of any options to be granted is required by both the 1940 Act and the Plan to be no less than 100% of the current market value of the Shares on the date of issuance of the option or if no such market value exists, the current net asset value of the Shares on the date of issuance of the option. Further, the amount of the Company’s Common Stock that can be acquired by any individual Non-employee Director pursuant to such options is limited. The total number and percentage of Shares that can be issued pursuant to options granted to all Non-employee Directors as a group also is limited by both the terms of the Plan and Section 61(a)(3) of the 1940 Act.

REQUEST FOR RELIEF

For the foregoing reasons, the Company requests that the Commission grant an order pursuant to Section 61(a)(3)(B) of the 1940 Act approving the Company’s proposal to grant certain stock options to Non-employee Directors under the Plan.

AUTHORIZATION

All actions necessary to authorize the execution and filing of this Application under the Company’s charter have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.

The verification required by Rule 0-2(d) under the 1940 Act is attached to Exhibit A. Resolutions of the Company’s Board adopting and then amending the Plan, directing the Plan’s submission to stockholders, and authorizing the execution and filing of this Application are attached as Exhibit B. The Plan is attached hereto as Exhibit C.

AMERICAN CAPITAL, LTD.

By:	/s/ SAMUEL A. FLAX
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

Dated: January 25, 2010

EXHIBIT INDEX

Description	Exhibit No.	Page No.
Verification	A	17
Resolutions of the American Capital, Ltd. Board Adopted April 6, 2009 and January 14, 2010	B	18
2009 Stock Option Plan	C	20

EXHIBIT A

VERIFICATION

State of Maryland	)
)ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated January 25, 2010, for an order of the Securities and Exchange Commission approving a stock option plan for non-interested directors and the grant of certain stock options thereunder pursuant to Section 61(a)(3)(B) of the Investment Company Act of 1940, as amended, for and on behalf of American Capital, Ltd.; that he is the Executive Vice President, General Counsel and Secretary of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ SAMUEL A. FLAX
Samuel A. Flax
Executive Vice President, General Counsel and Secretary

Subscribed and sworn before me, a notary public, this 25th day of January, 2010.

/s/ PAMELA G. POWELL
Name: Pamela G. Powell
My Commission Expires: August 28, 2010
[Official Seal]

EXHIBIT B

AMERICAN CAPITAL, LTD. (the “Corporation”)

RESOLUTIONS OF THE BOARD OF DIRECTORS

EXCERPT OF RESOLUTIONS ADOPTED APRIL 6, 2009

WHEREAS, the Compensation and Corporate Governance Committee has recommended to the Board of Directors adoption of a 2009 Stock Option Plan (the “Option Plan”).

NOW, THEREFORE, BE IT RESOLVED, the Board of Directors hereby approves adoption of the Option Plan and its submission to the Stockholders for their approval at the Annual Meeting of Stockholders; and be it

FURTHER RESOLVED, that 15,750,000 shares of Common Stock are hereby reserved from issuance except pursuant to the Option Plan; and be it

FURTHER RESOLVED, that the Option Plan be presented to the stockholders at the Annual Meeting of Stockholders to be held on June 11, 2009, with the recommendation of the Board of Directors that such plan should be approved; and be it

FURTHER RESOLVED, that the officers of the Corporation shall be authorized to submit an application to the Securities and Exchange Commission for the necessary statutory consent to issue options under the Plan to non-employee members of the Board of Directors; and be it

FURTHER RESOLVED, that the officers of the Corporation shall be, and they hereby are, authorized to execute and deliver such documents and instruments and to take such other actions as they may deem necessary or appropriate in order to implement the intents and purposes of these resolutions.

EXCERPT OF RESOLUTIONS ADOPTED JANUARY 14, 2010

WHEREAS, the Compensation and Corporate Governance Committee has recommended to the Board of Directors the amendment of certain provisions of the 2009 Stock Option Plan (the “Option Plan”).

NOW, THEREFORE, BE IT RESOLVED, the Board of Directors hereby approves adoption of such amendments to the Option Plan in the form presented to this meeting of the Board of Directors; and be it

FURTHER RESOLVED, that the Board of Director determines that such amendments do not require the approval of the stockholders of the Corporation; and be it

FURTHER RESOLVED, that the officers of the Corporation shall be authorized to submit an amended application to the Securities and Exchange Commission for the necessary statutory consent to issue options under the Plan to non-employee members of the Board of Directors; and be it

FURTHER RESOLVED, that the officers of the Corporation shall be, and they hereby are, authorized to execute and deliver such documents and instruments and to take such other actions as they may deem necessary or appropriate in order to implement the intents and purposes of these resolutions.

EXHIBIT C

AMERICAN CAPITAL, LTD.

2009 STOCK OPTION PLAN

1. Definitions

In this Plan, except where the context otherwise indicates, the following definitions apply:

1.1 “Affiliate” means a parent or subsidiary corporation of the Company, as defined in Sections 424(e) and (f) of the Code (but substituting “the Company” for “employer corporation”), including any parent or subsidiary of the Company which becomes such after adoption of the Plan.

1.2 “Agreement” means a written agreement granting an Option that is in such form as the Committee in its discretion shall determine and is executed by the Company and the Optionee.

1.3 “Board” means the Board of Directors of the Company.

1.4. “Cause” has the meaning set forth in Section 7.5.

1.5. “Code” means the Internal Revenue Code of 1986, as amended.

1.6. “Committee” means the committee(s) of the Board appointed by the Board to administer the Plan. Unless otherwise determined by the Board, (a) the Executive Committee of the Board shall be the Committee with respect to participation by and Option grants to Eligible Individuals who are Non-Employee Directors, and (b) the Compensation and Corporate Governance Committee of the Board shall be the Committee with respect to participation by and Option grants to all other Eligible Individuals.

1.7. “Common Stock” means the common stock, par value $.01 per share, of the Company.

1.8. “Company” means American Capital, Ltd., a Delaware corporation.

1.9. “Date of Exercise” means the date on which the Company receives notice of the exercise of an Option in accordance with the terms of Article 7.

1.10. “Date of Grant” means the date on which an Option is granted under the Plan.

1.11. “Director” means a member of the Board of Directors of the Company.

1.12. “Director Effective Date” means the date on which the Securities and Exchange Commission grants an order approving the Plan as it applies to the participation of Non-Employee Directors.

1.13. “Director Option Shares” has the meaning set forth in Section 5.1.

1.14. “Disability” means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as determined by the Committee.

1.15. “Eligible Individual” means any Employee or any Director, including any Non-Employee Director.

1.16. “Employee” means any person who the Committee determines to be an employee of the Company or, if permitted by law, an Affiliate.

1.17. “Employee Option Shares” has the meaning set forth in Section 5.1.

1.18. “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows: (a) if the Common Stock is listed on any established exchange or traded on The NASDAQ Global Select Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange or market (or, if the Common Stock is traded on multiple exchanges or markets, the exchange or market with the greatest volume of trading in the Common Stock) on the Date of Grant, as reported in The Wall Street Journal or such other source as the Board deems reliable; or (b) in the absence of closing sales price on such exchanges or markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board, but in no event shall be less than the current net asset value of the Common Stock.

1.19. “Incentive Stock Option” means an Option granted under the Plan that qualifies as an incentive stock option under Section 422 of the Code and that the Company designates as such in the Agreement granting the Option.

1.20. “Initial Eligible Director” means any Non-Employee Director who is an Eligible Individual as of June 11, 2009.

1.21. “1940 Act” means the Investment Company Act of 1940, as amended.

1.22. “Non-Employee Director” means any Director who is not also an Employee of the Company.

1.23. “Nonqualified Stock Option” means an Option granted under the Plan that is not an Incentive Stock Option.

1.24. “Option” means an option to purchase Shares granted under the Plan.

1.25. “Option Period” means the period during which an Option may be exercised.

1.26. “Option Price” means the price per Share at which an Option may be exercised, provided, however, that, except as the Option Price may be adjusted to the extent provided in Article 9 hereof (subject to Section 6.4 hereof), the Option Price shall not be less than the Fair Market Value as of the Date of Grant. Notwithstanding the foregoing, in the case of an Incentive Stock Option granted to a “Ten-Percent Stockholder”, the Option Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value on the Date of Grant.

1.27. “Optionee” means an Eligible Individual to whom an Option has been granted.

1.28. “Plan” means the American Capital, Ltd. 2009 Stock Option Plan, as such may be amended from time to time.

1.29. “Required Majority” means a required majority of the Board, as defined in Section 57(o) of the 1940 Act.

1.30. “Share” means a share of Common Stock.

1.31. “Ten-Percent Stockholder” means an Optionee who (applying the rules of Section 424(d) of the Code) owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or an Affiliate.

2. Purpose

The Plan is intended to assist the Company and its Affiliates in attracting and retaining Eligible Individuals of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company.

3. Administration

The Committee shall administer the Plan and shall have plenary authority, in its discretion, to award Options to Eligible Individuals who are Employees, subject to the provisions of the Plan and the approval of such award by a Required Majority. The Committee shall have plenary authority and discretion, subject to the provisions of the Plan and the approval by a Required Majority, to determine the terms (which terms need not be identical) of all Options granted to Employees, including, but not limited to, which Employees shall be granted Options, the time or times at which Options are granted, the Option Price, the number of Shares subject to an Option, whether an Option shall be an Incentive Stock Option or a Nonqualified Stock Option, any provisions relating to vesting, any circumstances in which Options terminate or Shares may be repurchased by the Company, the period during which Options may be exercised and any other restrictions on Options. In making these determinations, the Committee may take into account the nature of the services rendered by the Optionees, their present and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Committee shall have plenary authority to construe and interpret the Plan and the Agreements, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable for the administration of the Plan or the Agreements, including, but not limited to, any determination to accelerate the vesting of outstanding Options. The determinations of the Committee on the matters referred to in this Article 3 shall be subject to approval by a Required Majority. The Committee may delegate its authority under this Article 3 and the terms of the Plan to the extent it deems desirable and is consistent with the requirements of applicable law.

4. Eligibility

Options may be granted only to Eligible Individuals and only Employees shall be eligible to receive Incentive Stock Options.

5. Stock Subject to the Plan

5.1. Subject to adjustment as provided in Article 9, the maximum number of Shares that may be issued under the Plan pursuant to Option grants to Eligible Individuals other than Non-Employee Directors is 15,000,000 Shares (the “Employee Option Shares”), and the maximum number of Shares that may be issued under the Plan pursuant to Option grants to Eligible Individuals who are Non-Employee Directors is 750,000 Shares (the “Director Option Shares”).

5.2. If an Option expires or terminates for any reason without having been fully exercised, the unissued Shares which had been subject to such Option shall become available for the grant of additional Options.

6. Options

6.1. Options granted under the Plan shall be either Incentive Stock Options or Nonqualified Stock Options, as designated by the Committee. Each Option granted under the Plan shall be clearly identified either as an Incentive Stock Option or a Nonqualified Stock Option and shall be evidenced by an Agreement that specifies the terms and conditions of the grant. Options granted to Eligible Individuals shall be subject to the terms and conditions set forth in this Article 6 and such other terms and conditions not inconsistent with this Plan as the Committee may specify subject to approval by the Required Majority. All Incentive Stock Options shall comply with the provisions of the Code governing incentive stock options and with all other applicable rules and regulations.

6.2. The Option Period for Options granted to Eligible Individuals other than Non-employee Directors shall be determined by the Committee, subject to approval by the Required Majority, provided, however, that an Option shall not be exercisable after ten years (five years in the case of an Incentive Stock Option granted to an Employee who on the Date of Grant is a Ten-Percent Stockholder) from its Date of Grant. The Option Period shall be set forth in the Agreement.

6.3. Subject to adjustment as provided in Article 9, the maximum number of Shares that may be covered by Options granted to any Eligible Individual who is not a Non-Employee Director during the term of this Plan shall not exceed 1,406,250 Shares, and the maximum number of Shares that may be covered by Options granted to any other Eligible Individual during the term of this Plan shall not exceed 93,750 Shares.

6.4. Notwithstanding anything to the contrary in this Plan, without the approval of the stockholders of the Company, no Option shall be issued in exchange for or as a reissuance of any outstanding Option and the Option Price for any outstanding Option shall not be changed, if the effect of such exchange or change would be to reduce the Option Price for any outstanding Option, except as necessary to reflect the effect of a stock split, stock dividend or similar event.

6.5. Notwithstanding anything to the contrary in this Plan, all grants of Options to Eligible Individuals who are Non-Employee Directors under this Plan shall be automatic and nondiscretionary and shall be made strictly in accordance with this Article 6. No person shall have any discretion to select which of such Eligible Individuals shall be granted Options or to determine the number of Shares to be covered by Options.

6.6. Each Initial Eligible Director shall be automatically granted an Option to purchase 93,750 Shares on and as of the Director Effective Date. Although such Options will be issued as of the Director Effective Date, such Options shall be deemed to vest over a three-year period commencing on June 11, 2009, with one-third of the total number of Shares subject to each such Option vesting on each of the first three anniversaries following June 11, 2009, provided, that if the Director Effective Date does not occur before any such anniversary, the Shares subject to such Options that would have otherwise vested on such anniversary shall instead vest on the Director Effective Date.

The Option Period for such Options shall expire on the later of June 11, 2019 and the three-year anniversary of the Director Effective Date. The Option Price for each Share granted under this Section 6.6 shall be the Fair Market Value on the Director Effective Date.

6.7. Each Non-Employee Director who becomes an Eligible Individual after June 11, 2009, shall be entitled to receive, to the extent that there are Director Option Shares that have not been issued or are not reserved for future issuance upon the exercise of other Options issued to Non-Employee Directors, an Option to purchase 93,750 Shares. Such Option shall be issued on the later of the Director Effective Date and the date the person becomes a Non-Employee Director. Although such Options may be issued after the date the person becomes a Non-Employee Director, such Options shall be deemed to vest over a three-year period commencing on the date such person becomes a Non-Employee Director, with one-third of the total number of Shares subject to each such Option vesting on each of the first three anniversaries following the date such person becomes a Non-Employee Director, provided, that if the Director Effective Date does not occur before any such anniversary, the Shares subject to such Options that would have otherwise vested on such anniversary shall instead vest on the Director Effective Date. The Option Period for such Options shall expire on the later of the tenth anniversary of the date such person becomes a Non-Employee Director and the three-year anniversary of the Director Effective Date. The Option Price for each Share granted under this Section 6.6 shall be the Fair Market Value on the later of the Director Effective Date and the date the person becomes a Non-Employee Director.

7. Exercise of Options

7.1. An Option may, subject to the terms of the applicable Agreement under which it is granted, be exercised in whole or in part by the delivery to the Company of written notice of the exercise, in such form as the Committee may prescribe, accompanied by full payment of the Option Price for the Shares with respect to which the Option is exercised as provided in Section 7.2 hereof.

7.2. Payment of the aggregate Option Price for the Shares with respect to which an Option is being exercised shall be made in cash; provided, however, that the Committee, in its sole discretion, may provide in an Agreement that part or all of such payment may be made by the Optionee in one or more of the following manners: (a) by delivery (including constructive delivery) to the Company of Shares valued at Fair Market Value on Date of Exercise (provided that such Shares, if acquired pursuant to an Option granted hereunder or pursuant to any other compensation plan maintained by the Company or any Affiliate, have been held by the participant for at least six months); (b) by delivery on a form prescribed by the Committee of a properly executed exercise notice and irrevocable instructions to a registered securities broker approved by the Committee to sell Shares and promptly deliver cash to the Company; (c) for Options granted to Eligible Individuals other than Non-Employee Directors, by delivery of a promissory note as provided in Section 7.3 hereof; or (d) by surrender to the Company of an Option (or a portion thereof) that has become exercisable and the receipt from the Company upon such surrender, without any payment to the Company (other than required tax withholding amounts), of (x) that number of Shares (equal to the highest whole number of Shares) having an aggregate Fair Market Value as of the date of surrender equal to that number of Shares subject to the Option (or portion thereof) being surrendered multiplied by an amount equal to the excess of (i) the Fair Market Value on the date of surrender over (ii) the Option Price, plus (y) an amount of cash equal to the Fair Market Value of any fractional Share to which the Optionee would be entitled but for the parenthetical in clause (x) above relating to whole number of Shares. Any such surrender shall be treated as the exercise of the Option (or portion thereof).

7.3. To the extent provided in an Option Agreement and permitted by the 1940 Act and other applicable law, including Section 402 under the Sarbanes-Oxley Act of 2002, the Committee may accept as payment of the Option Price a promissory note executed by the Optionee evidencing his or her obligation to make future cash payment thereof. Promissory notes made pursuant to this Section 7.3 shall be payable upon such terms as may be determined by the Committee, shall be secured by a pledge of the Shares received upon exercise of the Option, shall bear interest at a rate fixed by the Committee and shall otherwise comply with the provisions of Section 57(j)(2) of the 1940 Act.

7.4. Optionees are required to notify the Company in writing within thirty (30) days after the date of any disposition of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years after the Date of Grant or within one year after such shares were transferred to the Optionee, which notice shall state the number of shares sold or transferred, the date the shares were sold or transferred, and the sale price.

7.5. With respect to any Option granted to an Optionee who is a Non-Employee Director:

(a) In the event of death or Disability during the Optionee’s service as a Director, the unexercised portions of each of his or her Options shall immediately become exercisable and may be exercised (by his or her personal representative in the event of such death) for a period of three years following the date of such death or one year following the date of such Disability, but in no event after the respective expiration dates of such Options.

(b) In the event of the termination of such an Optionee’s service as a Director for Cause, the unexercised portions of each of his or her Options shall immediately terminate upon such termination of service as a Director and may not be exercised thereafter, unless otherwise determined by the Committee. The Committee in its sole discretion may determine that an Optionee’s service as a Director was terminated for “Cause,” if it finds that the Optionee willfully violated any of the Company’s policies on ethical business conduct or engaged in any activity or conduct during his or her service as a director which was inimical to the best interests of the Company.

(c) In the event of such an Optionee’s service as a director is terminated for any reason other than by his or her death or Disability or by the Company for Cause, the unexercised portions of each of his or her Options, to the extent then exercisable, may be exercised within one year immediately following the date of termination, but in no event after the respective expiration dates of such Options.

8. Restrictions on Transfer

Options shall not be transferable other than by will or the laws of descent and distribution. An Option may be exercised during the Optionee’s lifetime only by the Optionee or, in the event of his or her legal disability, by his or her legal representative. The Shares acquired pursuant to the Plan shall be subject to such restrictions and agreements regarding sale, assignment, encumbrances, or other transfers or dispositions thereof (a) as are in effect among the stockholders of the Company at the time such Shares are acquired, (b) as the Committee shall deem appropriate and (c) as are required by applicable law.

9. Capital Adjustments

In the event of any change in the outstanding Common Stock by reason of any stock dividend, split-up (or reverse stock split), recapitalization, reclassification, reorganization, reincorporation, combination or exchange of shares, merger, consolidation, liquidation or similar change in corporate structure, the Committee may, in its discretion and to the extent necessary to compensate for the effect thereof, provide for a substitution for or adjustment in (a) the number and class of Shares subject to outstanding Options, (b) the Option Price of outstanding Options, (c) the aggregate number and class of Shares that may be issued under the Plan, and (d) for the maximum number of Shares with respect to which an Employee may be granted Options during the period specified in Section 6.3.

10. Termination or Amendment

The Board may amend, alter, suspend or terminate the Plan in any respect at any time; provided, however, that after the Plan has been approved by the stockholders of the Company, no amendment, alteration, suspension or termination of the Plan shall be made by the Board without approval of (a) the Company’s stockholders to the extent stockholder approval is required by applicable law or regulations or the requirements of the principal exchange or interdealer quotation system on which the Common Stock is listed, if any, and (b) each affected Optionee if such amendment, alteration, suspension or termination would adversely affect his or her rights or obligations under any Option granted prior to the date of such amendment, alteration, suspension or termination. No Option may be granted under the Plan during any suspension or after termination of the Plan.

11. Modification, Extension and Renewal of Options; Substituted Options

11.1. Subject to the terms and conditions of the Plan and the approval of any such action by a Required Majority, the Committee may modify, extend or renew the terms of any outstanding Options (other than Options issued to a Non-employee Director), or accept the surrender of outstanding Options granted under the Plan or options under any other plan of the Company (to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefor (to the extent not theretofore exercised). Subject to Section 6.4, any such substituted Options may specify a longer term than the surrendered options, or have any other provisions that are authorized by the Plan. Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Optionee, alter or impair any of the Optionee’s rights or obligations under such Option.

11.2. Anything contained herein to the contrary notwithstanding, Options may, at the discretion of the Committee and with the approval of a Required Majority, be granted under the Plan in substitution for stock appreciation rights and options to purchase shares of capital stock of another corporation that is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or one of its Affiliates and the holders of such options or stock appreciation rights as a result of such transaction become Eligible Individuals (other than Non-employee Directors). The terms and conditions of the substitute Options so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee (with the approval of a Required Majority) may deem appropriate in order to conform, in whole or part, to the provisions of the options and stock appreciation rights in substitution for which they are granted, to the extent consistent with Section 61(2)(3)(B).

12. Effectiveness of the Plan

The Plan and any amendment thereto shall be effective on the date on which it is adopted by the Board, provided that any such adoption requiring stockholder approval is subject to approval by vote of the stockholders of the Company within 12 months after such adoption by the Board. In addition, to the extent that the Plan pertains to the issuance of Options to Non-Employee Directors and, if required by the 1940 Act, the Plan (or any amendment thereto) with regard to the issuance of Options to Non-Employee Directors shall not become effective until the Securities and Exchange Commission or other governmental authority shall have granted the necessary exemptions or other consents pursuant thereto, but to the extent legally permissible, any such effectiveness shall be deemed to occur retroactive to the adoption thereof by the Board.

13. Withholding

The Company’s obligation to issue or deliver Shares or pay any amount pursuant to the terms of any Option shall be subject to the satisfaction of applicable federal, state and local tax withholding requirements. To the extent provided in the applicable Agreement and in accordance with rules prescribed by the Committee, an Optionee may satisfy any such withholding tax obligation by any of the following means or by a combination of such means: (a) tendering a cash payment, (b) authorizing the Company to withhold Shares otherwise issuable to the Optionee, or (c) delivering to the Company already owned and unencumbered Shares.

14. Term of the Plan

Unless sooner terminated by the Board pursuant to Article 10, the Plan shall terminate on April 6, 2019, and no Options may be granted after such date. The termination of the Plan shall not affect the validity of any Option outstanding on the date of termination.

15. Indemnification of Committee

In addition to such other rights of indemnification as they may have as Directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company.

16. General Provisions

16.1. The establishment of the Plan shall not confer upon any Eligible Individual any legal or equitable right against the Company, any Affiliate or the Committee, except as expressly provided in the Plan.

16.2. The Plan does not constitute inducement or consideration for the employment or service of any Eligible Individual, nor is it a contract between the Company or any Affiliate and any Eligible Individual. Participation in the Plan shall not give an Eligible Individual any right to be retained in the service of the Company or any Affiliate.

16.3. Neither the adoption of this Plan nor its submission to the stockholders, shall be taken to impose any limitations on the powers of the Company or its Affiliates to issue, grant, or assume options, warrants, rights, or restricted stock, otherwise than under this Plan, or to adopt other stock option or restricted stock plans or to impose any requirement of stockholder approval upon the same.

16.4. The interests of any Eligible Individual under the Plan are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered except as provided in an Agreement.

16.5. The Plan shall be governed, construed and administered in accordance with the laws of the State of Delaware and it is the intention of the Company that Incentive Stock Options granted under the Plan qualify as such under Section 422 of the Code.

16.6. The Committee may require each person acquiring Shares pursuant to Options hereunder to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. All certificates for Shares issued pursuant to the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or interdealer quotation system upon which the Common Stock is then listed or quoted, and any applicable federal or state securities laws. The Committee may place a legend or legends on any such certificates to make appropriate reference to such restrictions. The certificates for Shares acquired pursuant to an Option may also include any legend which the Committee deems appropriate to reflect restrictions contained in this Plan or in the applicable Agreement or to comply with the Delaware General Corporation Law.

16.7. The Company shall not be required to issue any certificate or certificates for Shares upon the exercise of Options, or record any person as a holder of record of such Shares, without obtaining, to the complete satisfaction of the Committee, the approval of all regulatory bodies deemed necessary by the Committee, and without complying to the Committee’s complete satisfaction, with all rules and regulations, under federal, state or local law deemed applicable by the Committee.

16.8. To the extent this Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange or automated dealer quotation system on which the Shares are traded.